Exhibit 1.01

Conflict Minerals Report of TearLab Corporation

This is the Conflict Minerals Report for TearLab Corporation (“TearLab”) for calendar year 2018 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accordance with Rule 13p-1, TearLab undertook due diligence to determine whether the conflict minerals used in its product offerings are “DRC conflict free” (as defined in the rules and regulations promulgated by the Securities and Exchange Commission). TearLab designed its due diligence measures to conform, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Third Edition (OECD 2012) (“OECD Framework”) and related Supplements for each of the conflict minerals.

TearLab’s due diligence measures were based on the OECD Framework and extensive communications with its suppliers, value-added resellers, distributors, contract manufacturers (“CMs”) and in some cases the original equipment manufacturer or original design manufacturer. TearLab, as a purchaser of completed products, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals, nor does it purchase bulk conflict minerals in the form of ingots or bullion for use in its products. The origin of TearLab’s conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores, TearLab focused its efforts on its suppliers and contract manufacturers in an effort to build conflict mineral awareness, assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners in its supply chain. A summary of TearLab’s activities in line with the relevant first 3 steps of the OECD Framework are outlined below.

TearLab’s due diligence measures included:

●	Conducting a supply chain survey with the direct suppliers of the TearLab products which contain those conflict materials using the Responsible Business Alliance and Global e-Sustainability Initiative (RBA/GeSI) program guide.
●	Verifying the information contained from the direct suppliers of materials and components to TearLab’s contract manufacturers using the RBA/GeSI and comparing any reported smelters or refiners identified in the supply chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the RBA/GeSI Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing Initiative (CFSI), program for tantalum, tin, tungsten and gold.

TearLab’s due diligence measures included: the examination of the suppliers within TearLab’s supply chain. Each contracted manufacturer was contacted and an explanation of the expectations of Conflict Minerals Reporting was given, along with a copy of the EICC (Electronic Industry Citizenship Coalition) Conflict Minerals Reporting Template. Each contracted manufacturer of TearLab’s products verified that they understood their responsibilities as a part of the supply chain, reporting that they are committed to the legislation and have asked their suppliers to complete their due diligence in assuring that the goods supplied are free from minerals that are derived from the conflict area.

As a result of the due diligence measures described above, TearLab has not been able to determine whether its products qualify as DRC Conflict Free. TearLab makes this determination due to a lack of information from its suppliers for certain components of the TearLab products to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, TearLab intends to implement steps with its contracted manufacturers to further improve the information gathered from their due diligence process to further mitigate the risk that the components used in the TearLab products are from outside of the conflict region. These steps will include:

●	Increase the response rate of the contract manufacturers surveys of their suppliers through increased due diligence of their programs.
●	Informing the contract manufacturers whose suppliers have identified certain smelters that their participation in a program such as the CFS program is mandated, which will assist the smelter to obtain a “conflict free” designation.